Filed Pursuant To Rule 433

Registration No. 333-278878

September 17, 2025

Tale of the Tape

GRAYSCALE

ETH Grayscale Ethereum Mini Trust ETF

Introducing the Grayscale Ethereum Mini Trust ETF (ETH) – An Ethereum ETP offering from Grayscale, specifically designed to meet the needs of investors seeking cost-effective, long-term exposure to Ether. ETH stands out in a competitive landscape by offering the lowest* expense ratio in the U.S market, making it an exceptional choice.

Grayscale Ethereum Mini Trust ETF ("ETH"), an exchange traded product, is not registered under the Investment Company Act of 1940 (or the '40 Act) and therefore is not subject to the same regulations and protections as 1940 Act registered ETFs and mutual funds. The Trust is subject to significant risk. An investor may lose all their money. The Trust is subject to heightened volatility. The Trust is not suitable for all investors. An investment in the Trust is not an investment in the underlying cryptocurrency.

The competitive landscape of Ethereum ETPs is representative of offerings from the Issuers that represent the 5 largest (by assets under management) among Issuers with spot crypto ETPs. iShares collectively has $97.38B in AUM between 2 products. Grayscale collectively has $32.08B in AUM among 4 products. Fidelity collectively has $25.08B between 2 products. ARK collectively has $4.72B in AUM between 2 products. Bitwise collectively has $4.98B in AUM between 2 products. Source: Bloomberg, L.P. as of 8/31/25.

	ETH US Equity	ETHA US Equity	FETH US Equity	ETHW US Equity	CETH US Equity
	Grayscale Ethereum Mini Trust ETF	**iShares Ethereum Trust ETF**	**Fidelity Ethereum Fund**	**Bitwise Ethereum ETF**	**21Shares Core Ethereum ETF**
	ETH	**ETHA**	**FETH**	**ETHW**	**CETH**
Sponsor:	Grayscale Investments	iShares Delaware Trust Sponsor	FD Funds Management	Bitwise Investment Advisers	21Shares US
Listing Venue:	NYSE	NASDAQ	CBOE	CBOE	NYSE
Ether Index:	CoinDesk Ethereum Price Index (ETX)	CME CF Ether Reference Rate	Fidelity Ethereum Reference Rate	CME CF Ether Reference Rate	CME CF Ether Reference Rate
Index Methodology:	Real-Time	1 Hour Volume Weighted Avg. Price	1 Hour Volume Weighted Avg. Price	1 Hour Volume Weighted Avg. Price	1 Hour Volume Weighted Avg. Price
Ether Custodian:	Coinbase Custody Trust Company	Coinbase Custody Trust Company	Fidelity Digital Asset Services, LLC	Coinbase Custody Trust Company	Coinbase Custody Trust Company
Fund Assets (in $M):	$3,057.82	$16,418.72	$3,416.36	$568.21	$56.88
Shares Outstanding:	74,820,790	499,320,000	78,675,000	18,240,000	2,620,000
Net Asset Value (NAV):	$40.87	$32.88	$43.42	$31.15	$21.71
Expense Ratio:	0.15	0.25	0.25	0.20	0.21
Fee Waiver Amount:	-	0.13	-	-	-
Waiver End Date:	-	7/23/2025	-	-	-
Net Cost to Investor:	**0.15%**	0.25%	0.25%	0.20%	0.21%
30D Volume (in Shares)[1]:	5,962,687	55,821,334	3,652,794	1,573,810	1,080,233
30D Volume (in $)[2]:	$232,716,421	$1,755,553,487	$152,430,990	$47,209,834	$22,640,460
30D Avg. Bid Ask Spread[3]:	$0.012	$0.010	$0.020	$0.015	$0.014
30D Avg. Premium / Discount[4]:	0.08%	0.41%	0.36%	0.41%	0.40%
30D Max Premium[5]:	0.26%	1.10%	1.37%	1.15%	1.15%
30D Min Discount[6]:	-0.42%	-1.85%	-1.43%	-1.54%	-1.82%
Net Flows (since 1/1)[7]:	$794.87	$9,600.06	$1,177.03	$34.11	$24.11

1. Waiver End Date is the date in which any current waiver in place is expected to end by the Sponsor. 2. Net Cost to Investor is the current net effective total expense ratio for the given ETP. 3. 30D Volume (in Shares) is the average daily volume, in shares, based on the trailing 30 trading days as of and inclusive of 8/31/25. 4. 30D Volume (in $) is the average daily volume, in notional value, based on the trailing 30 trading days as of and inclusive of 8/31/25. 5. 30D Avg. Bid Ask Spread in the average daily spread between bid and offer for the given ETP, based on the trailing 30 trading days as of and inclusive of 8/31/25. 6. 30 D Avg. Premium / Discount is the absolute value of the daily premium and/or discount for the given ETP, on average, based on the trailing 30 trading days as of and inclusive of 8/31/25. The absolute value is offered to show the average of the true magnitude of the investor’s experience away from Net Asset Value, regardless of direction. 7. 30D Max Premium is the highest recorded positive value of observed premiums (when closing price vs. NAV is higher than zero) for the given ETP based on the trailing 30 trading days as of and inclusive of 8/31/25. 8. 30D Min Discount is the highest recorded negative value of observed discounts (when closing price vs. NAV is lower than zero) for the given ETP based on the trailing 30 trading days as of and inclusive of 8/31/25. 9. Net Flows is the total, aggregate dollar amount of net creations or redemptions since 7/23, as of 8/31/25. Unmatched Cost Efficiency: Grayscale Ethereum Mini Trust ETF (ETH) offers unparalleled access with an industry-leading expense ratio of just 0.15%. The ultra-low-cost structure makes an attractive option for investors looking to add Ether to their portfolios as a strategic holding. This cost-efficiency is particularly advantageous for institutional investors and financial professionals managing large portfolios, as even marginal cost savings can translate into substantial long-term benefits, especially compared to other products that are, in some cases, 60-70% higher in cost. The Grayscale Ethereum Mini Trust ETF delivers the tightest bid ask spreads (in $) in the cohort, offering investors a complete tool for all their portfolio management needs. Grayscale is dedicated to addressing the evolving needs of investors and the increasing market demand for Ether exposure. With the Grayscale Ethereum Trust ETF (ETH), the company expands its suite of crypto investment vehicles, providing tailored solutions for investors at every stage of their financial journey. To learn more about ETH or to speak with a portfolio consultant, call 866-775-0313 or email info@grayscale.com Tale of the Tape Grayscale Ethereum Mini Trust ETF For Investment Professional Use Only info@grayscale.com 866-775-0313

The Grayscale Ethereum Mini Trust ETF has filed a registration statement (including prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for ETH.
Investing involves significant risk, including possible loss of principal. The Trust holds Ether; however, an investment in the Trust is not a direct investment in Ether. There is no certainty that an active trading market for shares will develop or be maintained which will adversely affect the liquidity of shares of the Trust. All content is original and has been researched and produced by Grayscale Investments Sponsors, LLC (“Grayscale”) unless otherwise stated herein. No part of this document may be reproduced in any form, or referred to in any other publication, without the express consent of Grayscale. This document should not be relied upon as research, investment advice, or a recommendation regarding any products, strategies, or any security in particular. This material is strictly for illustrative, educational, or informational purposes only and is subject to change. This document does not constitute an offer to sell or the solicitation of an offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. There is not enough information contained in this document to make an investment decision and any information contained herein should not be used as a basis for this purpose. As with all investments, you should consult with your investment, legal and tax professionals before investing in digital assets, as you may lose money. The price and value of assets referred to in this document and the income from them may fluctuate. Past performance is not indicative of the future performance of any assets referred to herein. Grayscale sponsors, manages or advises investment vehicles that may hold certain of the digital assets mentioned herein (“Products”), and Grayscale and its respective employees may have positions in the digital assets or Products mentioned herein. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. COINDESK® and each Product’s applicable reference rate (each, “Index” and collectively, the “Indexes”) are trade or service marks of CoinDesk Indices, Inc. (with its affiliates, including CC Data Limited, “CDI”), and/or its licensors. CDI or CDI's licensors own all proprietary rights in the Index. CDI is not affiliated with Grayscale and does not approve, endorse, review, or recommend any of the Products. CDI does not guarantee the timeliness, accurateness, or completeness of any data or information relating to any Index and shall not be liable in any way to Grayscale, investors in or holders of any of the Products or other third parties in respect of the use or accuracy of any Index or any data included therein.

Grayscale Ethereum Trust ETF (“ETHE” or the “Fund”) has filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Fund has filed with the SEC for more complete information about such Fund and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Fund or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.